Mail Stop 6010
Via Facsimile and U.S. Mail



	April 19, 2006


Mr. Michael P. Gray
Vice President of Finance and
Chief Financial Officer
Curis, Inc.
61 Moulton Street
Cambridge, MA 02138

Re:	Curis, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-30347

Dear Mr. Gray:

We have completed our review of your Form 10-K and have no further comments at this time.



								Sincerely,


								Joseph J. Roesler
      							Accounting Branch Chief